popSLATE Media Inc.

A Delaware Corporation

d/b/a popSLATE

www.popslate.com



_____

$1,000,000 MAXIMUM OFFERING
$250,000 MINIMUM OFFERING

617,284 Shares of
Convertible Non-voting Common Stock Offered

OFFERING PRICE: $1.62 per Share
$1,000 MINIMUM INVESTMENT

_____

REGULATION CROWDFUNDING OFFERING ONLY

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 13-22.

In the event you decide not to participate in this Offering, please destroy all copies of or return the entire Regulation Crowdfunding Offering Memorandum to the office of the Placement Agent as set forth below:

The date of this Confidential Offering Memorandum is 5/16/2016

Venture.co Brokerage Services
159 Bank Street
Burlington, VT 05401

This Regulation Crowdfunding Offering Memorandum (the "Memorandum") relates to the offer and sale to a select group of Regulation Crowdfunding investors of up to 617,284 shares of convertible non-voting common stock, par value $0.0001 per share, (the "Shares") of the securities of popSLATE Media Inc. (the "Company"), a Delaware corporation, at an offering price of $1.62 per Share for a maximum aggregate offering price of $1,000,000 (the "Offering"). The Shares convert into our voting common stock on a one share-for-one share basis upon a qualified financing trigger event, as described below.

All of the Shares will be sold on a "best-efforts" basis which means that net Offering proceeds will be available to the Company upon receipt, acceptance and clearance thereof and that no minimum amount of Shares will be required in order to complete and close this Offering. There can be no assurance that all of the Shares offered will be subscribed for.

The minimum subscription by an investor is a $1,000 investment (the "Minimum Investment Amount".

	Price to Investors	Commission[1]	Minimum Company Proceeds[2]
Per Minimum Investment Amount	$ 250,000	$ 22,500	$ 227,500
Maximum Offering	$ 1,000,000	$ 90,000	$ 910,000

(1) Offers and sales of Shares will be made on an "best-efforts" basis through Venture.co Brokerage Services ("VENTURE.co"), a Delaware limited liability company and member of the Financial Industry Regulatory Authority, Inc. VENTURE.co will act as the exclusive selling broker and receive commissions of up to 9% of the aggregate principal amount.

(2) Amounts shown reflect proceeds after deducting selling commissions received by VENTURE.co, but before deducting offering expenses payable by the Company such as attorney or consultant fees, subject to applicable securities laws and this Memorandum.

EXCLUSIVE PLACEMENT AGENT

VENTURE.CO BROKERAGE SERVICES MEMBER: FINRA/SIPC
159 BANK STREET, SUITE 202
BURLINGTON, VT 05489
(844)-780-6797

All communications regarding this Memorandum should be sent to the Exclusive Placement Agent.

NOTICE TO INVESTORS

An investment in the Shares involves a high degree of risk. Prospective investors in the Shares should thoroughly consider this Memorandum and certain special considerations concerning the Company described herein. See "RISK FACTORS" below. There is currently no trading market for any securities of the Company, nor is it expected or assured that such market will develop in the foreseeable future.

A CROWDFUNDING INVESTMENT INVOLVES A RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE ISSUER WILL FILE A REPORT ON EDGAR ANNUALLY AND POST THE REPORT ON ITS WEBSITE, NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT.

IN ACCORDANCE WITH RULE 202(b) OF REGULATION CROWDFUNDING, THE ISSUER WILL FILE THE REQUISITE ANNUAL REPORT UNTIL THE EARLIEST OF THE FOLLOWING EVENTS OCCURS:

(1) THE ISSUER IS REQUIRED TO FILE REPORTS UNDER EXCHANGE ACT SECTIONS 13(A) OR 15(D);
(2) THE ISSUER HAS FILED AT LEAST ONE ANNUAL REPORT AND HAS FEWER THAN 300 HOLDERS OF RECORD;
(3) THE ISSUER HAS FILED AT LEAST THREE ANNUAL REPORTS AND HAS TOTAL ASSETS THAT DO NOT EXCEED $10 MILLION;
(4) THE ISSUER OR ANOTHER PARTY PURCHASES OR REPURCHASES ALL OF THE SECURITIES ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT, INCLUDING ANY PAYMENT IN FULL OF DEBT SECURITIES OR ANY COMPLETE REDEMPTION OF REDEEMABLE SECURITIES; OR
(5) THE ISSUER LIQUIDATES OR DISSOLVES IN ACCORDANCE WITH STATE LAW.

TABLE OF CONTENTS

GENERAL NOTICES AND REPRESENTATIONS

This Memorandum is furnished on a confidential basis. This Memorandum constitutes an offer of securities only to the person to whom it is specifically delivered for that purpose ("Offeree"), and is provided solely for the purpose of evaluating an investment in the Company. By accepting delivery of this Memorandum and receiving any other oral or written information provided by the Company in connection with the Offering, each Offeree agrees (a) to keep confidential the contents of this Memorandum and such other information and not to disclose the same to any third party or otherwise use the same for any purpose other than evaluating an investment in the Company, and (b) not to copy, in whole or in part, this Memorandum or any other written information provided by the Company in connection herewith. Each Offeree further agrees to return this Memorandum and any such written information to VENTURE.co, 159 Bank Street, Suite 202, Burlington, Vermont 05401; Attention: Kyle Clark, in the event that (i) the Offeree does not subscribe to purchase any Shares, (ii) no portion of the Offeree's subscription is accepted, or (iii) the Offering is terminated or withdrawn.

To the extent applicable, the Shares offered hereby have not been registered under the US federal Securities Act of 1933 (the "Securities Act") or any US state securities laws, in reliance upon exemptions therefrom. If applicable, the Shares may not be sold, transferred, pledged or otherwise disposed of in the absence of registration under the Securities Act and under any applicable US state securities or blue sky laws unless pursuant to exemptions therefrom. This Memorandum does not constitute an offer to sell, or a solicitation of an offer to buy, any Shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. This Memorandum does not constitute an Offer if the prospective investor is not qualified under applicable securities laws.

In determining whether to invest in the Shares, each person must rely upon his, her or its own examination of the Company and the terms of the Offering made hereby, including the merits and risks involved. The information contained in this Memorandum also supersedes any information concerning the Company or the terms of any investment therein provided to any prospective investor prior to the date of this Memorandum.

The Company makes no expressed or implied representation or warranty as to the attainability of any forecasted financial information that may be expressed or implied herein or as to the accuracy or completeness of the assumptions from which that forecasted information is derived. It must be recognized that the projections of the Company's future performance are necessarily subject to a high degree of uncertainty, that actual results can be expected to vary from the results projected and that such variances may be material and adverse. Prospective investors are expected to conduct their own investigation with regard to the Company and its prospects. It is expected that each Offeree will pursue his, her or its own independent investigation with respect to the forecasted financial information included herein. Prospective investors in the Shares are not to construe the contents of this Memorandum as legal, business or tax advice. Each prospective investor in the Shares should consult his, her or its own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

This Memorandum has been prepared solely for the purpose of the proposed offering of the Shares. The Company reserves the right to reject any subscription for the Shares to which any prospective investor in the Shares has subscribed, in whole or in part, or to accept less than the Minimum Investment Amount.

THIS OFFERING IS NOT UNDERWRITTEN. THE OFFERING PRICE HAS BEEN ARBITRARILY SET BY THE MANAGEMENT OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT ANY OF THE SECURITIES WILL BE SOLD.

The management of the Company has provided all of the information stated herein. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived, and it is expected that each prospective investor will pursue his, her, or its own independent investigation. It must be recognized that estimates of the Company's performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results.

This Offering is expected to be conducted as a Regulation Crowdfunding Offering in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

This Memorandum has been prepared solely for the information of the person to whom it has been delivered by or on behalf of the Company. Distribution of this Memorandum to any person other than the prospective investor to whom this Memorandum is delivered by the Company and those persons retained to advise them with respect thereto is unauthorized. Any reproduction of this Memorandum, in whole or in part, or the divulgence of any of the contents without the prior written consent of the Company is strictly prohibited. This Offering is made subject to withdrawal, cancellation, or modification by the Company without notice and solely at the Company's discretion. Each prospective investor, by accepting delivery of this Memorandum, agrees to return it and all other documents received by them to VENTURE.co if the prospective investor's subscription is not accepted or if the Offering is terminated.

By acceptance of this Memorandum, prospective investors recognize and accept the need to conduct their own thorough investigation and due diligence before considering a purchase of the Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Memorandum and the documents available on Venture.co include *"forward-looking statements"* within the meaning of the Securities Act of 1933, as amended. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are the Company's ability to raise sufficient working capital to carry out the business plans, the long-term efficacy of the business plans, the ability to protect its intellectual property, and general economic conditions.

Although we believe that in making such forward-looking statements, expectations are based upon reasonable assumptions; such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. We cannot assure you that the assumptions upon which these statements are based will prove to have been correct.

When used in this Memorandum, the words *"expect," "anticipate," "intend," "plan," "believe," "seek," "estimate"* and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under *"Risk Factors"* and elsewhere in this Memorandum.

You should read these statements carefully because they discuss the Company's expectations about its future performance, contain projections of its future operating results or its future financial condition, or state other *"forward-looking"* information. Before you invest in the Shares, you should be aware that the occurrence of any of the contingent factors described under the "RISK FACTORS" section of this Memorandum could substantially harm the business, results of operations, and financial condition. Upon the occurrence of any of these events, you could lose all or part of your investment.

We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this Memorandum after the date of this Memorandum.

ABOUT THIS MEMORANDUM

The terms "popSLATE Media Inc.," "popSLATE," the "Company," "us," "our" and "we," as used in this Memorandum, refer to popSLATE Media Inc., a Delaware corporation.

You should rely only on the information contained in this Memorandum. The Company has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Memorandum is accurate as of the date on the front cover of this Memorandum only. The Company's business, financial condition, results of operations and prospects may have changed since that date.

The following term sheet summarizes the basic terms and conditions on which the Company proposes to sell the Shares to certain investors in an exempt Regulation Crowdfunding offering, subject to documentation in the definitive subscription agreements and to completion of all appropriate due diligence investigations. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Memorandum and in the documents relating to this transaction, including, without limitation, the Company's Subscription Agreement for the Shares (Available online at Venture.co).

MEMORANDUM SUMMARY

The Business popSLATE is pioneering the always-on mobile experience. By combining highly personalized content channels with ultra-thin, low-power screens that can be embedded anywhere, popSLATE is creating a new 24/7 high-value channel to the mobile consumer.

The Company popSLATE Media Inc. (the "Company") was organized on October 27, 2012, as a Delaware "C" corporation for the express purpose of developing and marketing second screen mobile accessories. The Company's address is 1059 East Meadow Circle, Palo Alto, CA 94303. The Company's website is www.popslate.com.

The Offering The Company, through its exclusive placement agent, Venture.co Brokerage Services ("VENTURE.co"), proposes to sell the Shares only to certain investors in an exempt, unregistered offering, in accordance with the Regulation Crowdfunding rules.

Size of the Offering The Company is offering up to 617,284 shares of its convertible non-voting common stock, par value $0.0001 per share (the "Shares"), at an offering price of $1.62 per Share, for a maximum aggregate offering price of $1,000,000 (the "Offering"). The minimum subscription by an investor is $1,000 (the "Minimum Investment Amount"); however, the Company reserves the right to accept less than the Minimum Investment Amount. The Company will return all proceeds received over and above the maximum offering amount of $1,000,000.

The Shares The Shares being offered hereby are convertible non-voting shares of our common stock. This means subscribers of the Shares will have no voting rights whatsoever unless and until the Shares are converted into our voting common stock upon a qualified financing trigger event, as described below.

**Qualified Financing
Trigger Event** In the event that the Company conducts a registration for the initial public offering of its securities (the "Qualified Financing Trigger Event") for its own account and/or the account of others, then the Shares will automatically convert on a one share-for-one share basis into voting common stock of the Company. Upon such conversion, the Shares will have all voting rights as well as all such other rights and interests attributable to our voting common stock.

Related Offering We have not conducted any related offerings and do not plan to conduct any contemporaneous offerings to this one.

Subscription Period The Shares are being offered until the earlier of (i) 30 days from the date of this Memorandum or (ii) upon the sale of all Shares being offered hereby.

Depository Account   All payments received on account of subscriptions from subscribing investors will be held in a depository escrow account maintained by Fund America Securities LLC ("Depository Account") or equivalent.

Company Ownership

Owner	Shares (fully diluted)	% ownership (fully diluted)
ESOP*	921,060	14.92%
Tandem Capital	617,284	10.00%
Ron moon	35,000	0.40%
Greg Olsen	50,000	0.81%
Target Path (Warrant for 10%)	617,284	10.00%
Greg Moon	1,971,106	31.93%
Yashar Behzadi	1,971,106	31.93%
Total	**6,172,840**	**100.00%**

The table above sets forth the beneficial ownership of the Company's voting common stock: (i) by directors and officers of the Company, (ii) by persons who own 20% or more of such securities, and (iii) by the directors and officers as a group. As of the date of this Memorandum, the Company has: (A) 6,172,840 shares of its voting common stock issued and outstanding; and (B) no (zero) other securities authorized, issued, or outstanding. The total aggregate number of issued and outstanding shares of the Company's common stock (voting and non-voting), assuming maximum subscription after the Offering, will be 6,790,124 shares.

* Employee Stock Ownership Plan ("ESOP").

Capitalization   The following table sets forth the consolidated capitalization of the Company as of May 1, 2016 and as adjusted to give retroactive effect to the issuance and sale of the maximum number of Shares offered hereby.

Stockholders' Equity	Shares Outstanding Prior to Offering	Shares Outstanding After Offering, as Adjusted for Maximum Subscription
Common Stock, 10,000,000 shares authorized, $.0001 par value per Share	6,172,840	6,790,124

Use of Proceeds   Please see "USE OF PROCEEDS" below in this Memorandum.

Subscription
Agreement: The investment will be made pursuant to a Subscription Agreement (available online at venture.co) between the Company and each investor, which agreement contains, among other things, certain representations, warranties and covenants of the investor.

Company Bylaws: If you decide to invest, you must read and understand the company bylaws available to you at https://txact.venture.co/dashboard/investor. Your rights as a holder of the popSLATE Shares in the Company will be governed by the bylaws. Therefore, you should carefully review and have your professional advisors, including legal counsel, review the bylaws prior to making any investment in the Shares.

Board Representation
and Voting Rights: The holders of the Shares do not have the right to vote their Shares unless a triggering event occurs (see "Qualified Financing Trigger Event" above). The holders of a majority of issued and outstanding shares of our voting common stock will have the right to elect all members of the Company's board of directors. Currently, the officers of the Company hold at least a majority of the shares of our voting common stock that are issued and outstanding, and it is expected that such officers will continue to hold at least a majority after the Offering. Accordingly, investors in this Offering will have no ability, and only a limited ability if there is trigger event that causes conversion, to elect or remove directors, or to otherwise affect governance of the Company.

Risks: See "RISK FACTORS" and the other information included in this Memorandum for a discussion of factors you should carefully consider before deciding to invest in the Shares.

Available
Information: Yashar Behzadi, the Company's CEO, will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. Mr. Behzadi can be reached by telephone at 858-335-1443 or by e-mail at yashar@popslate.com.

Kyle Clark, the Registered Principal of the exclusive placement agent, will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. The Mr. Clark can be contacted by telephone at (802) 338-1876 or by email at kyle@venture.co

TERMS OF THE OFFERING

Offering of Shares

The Shares are being offered to investors in accordance with the provisions of Regulation Crowdfunding. We are offering for sale up to 617,284 shares (the "Shares") of the convertible non-voting common stock of popSLATE Media Inc., a Delaware corporation, doing business as popSLATE, at an offering price of $1.62 per Share, for a maximum aggregate offering price of $1,000,000. The minimum subscription by an investor is $1,000; however, in the sole discretion of the Company's management, the minimum investment may be waived.

All of the Shares will be sold on a "best-efforts" basis. The maximum offering amount is $1,000,000 (the "Maximum Offering Amount").

All securities will be offered and sold through the Company's exclusive placement agent, VENTURE.co, a Delaware limited liability company and Member: FINRA/SIPC.

All payments received on account of subscriptions from subscribing investors will be held in a depository escrow account maintained by Fund America Securities LLC ("Depository Account") or equivalent pending receipt and acceptance by the Company of subscription payments for the Minimum Investment Amount ($1,000).

The Offering will commence promptly after the date of this Memorandum and will terminate on the earlier of (i) the Maximum Offering Amount is sold, or (ii) 30 days from the date of this Memorandum. Notwithstanding the foregoing, the Company reserves the right to terminate or extend this Offering at any time without notice as deemed necessary in the sole discretion of the Company's management.

Plan of Distribution

General. The Shares will be offered and sold on behalf of the Company through its exclusive placement agent, VENTURE.co.

Investors may subscribe to purchase the Shares by (i) completing, dating and signing the Subscription Agreement and Shareholders' Agreement on www.venture.co; (ii) submitting such financial information and documentation as is necessary to be verified as an accredited investor; and (iii) making payment in accordance with the Subscription Agreement. We reserve the right to accept or reject any subscription in whole or in part. If accepted in part, the rejected portion of the investor's subscription will be refunded to the investor (together with accrued interest thereon, if any). No offer and sale of our Shares shall be considered to have been made until these subscription procedures are completed and the Company has received the investor's investment funds. Proceeds received over and above the maximum offering amount of $1,000,000 will be returned to investors as soon as practically possible.

Sales Commissions. The Company will pay commissions to VENTURE.co of up to 9% of the price of the Shares sold, in accordance with and subject to federal securities law and the securities law of the various states.

No Federal Registration. The Shares are not being registered for sale as securities under the Securities Act of 1933 (the "Securities Act") in reliance upon all available and applicable exemptions from registration under the Securities Act, including, but not limited to, the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

PROCEDURE TO PURCHASE SECURITIES

The suitability standards discussed under "INVESTOR SUITABILITY REQUIREMENTS" above represent minimum suitability standards for prospective investors. Each prospective investor, together with his, her or its investment, tax, legal, accounting and other advisors, should determine whether this investment is appropriate for such investor.

Each investor who wishes to subscribe for Shares must provide the Company with the following:

1. A completed and executed Subscription Agreement, signed electronically at https://txact.venture.co/dashboard/investor
2. A completed and executed Shareholders' Agreement, singed electronically at https://txact.venture.co/dashboard/investor
3. A wire transfer for the full purchase price of the securities for which the investor subscribes, payable to account specified after the online "offer" to buy securities is made at: www.venture.co

Questions pertaining to the procedure to purchase securities should be directed to:
Kyle Clark
Registered Principal
VENTURE.co, Burlington, VT
kyle@venture.co
802-338-1876

RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your investment.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on October 27, 2012. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

- fully develop and broaden our technology and product offerings;
- acquire customers
- explore opportunities and alliances with other companies; and
- facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. PopSLATE is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Technology risks. The Company produces a mobile phone accessory (smart second screen in a phone-case form factor) for a primary product (smartphones, initially addressing iPhone). There can be unforeseen changes in the primary product's hardware, software, or its manufacturer's business practices that could hinder compatibility with our platform or render it obsolete. Longer-term, we are diversifying our offering by focusing increasingly on software and content layers of the platform, in order to accelerate hardware-independent business models (e.g., software licensing, install fees, advertising, and content sales).

The general adoption of new technology cannot be assured. The Company's product is new technology and will be subject to social, economic, and technological adoption at the consumer, retail, and corporate level. The success of the Company will depend on the adoption of our products by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a top-down adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be commercially or technologically adopted.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

- fully develop and enhance our smart second screen technology;
- develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Our new smart second screen technology and popSLATE product is based on sophisticated software and hardware systems, and we may encounter delays when developing new technology solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;

- delay in market acceptance;

- additional development and remediation costs;

- diversion of technical and other resources;

- loss of customers;

- negative publicity; or

- exposure to liability claims.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

We may fail if our competitors develop and deploy superior smart second screen technology and product offerings, or if iPhone's lock screen becomes more functional. As the market for smart second screen products and services grows, we expect that competition will intensify. Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a customer's purchasing budget for such products. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. Moreover, Apple's iPhone currently provides consumers with virtually instant access to certain information from the iPhone lock screen. If such lock screen functionality becomes more effective or functional, this could potentially render our product and solutions redundant. Moreover, wearable technology such as the Apple Watch may be deployed to solve some of the same problems our product is intended to solve. If we are unable to compete successfully against our competitors and/or other products, we may fail.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion. The market for mobile accessories and second screen products is intensely competitive, dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies, processes, software, and products relating to the second screen mobile accessories space. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the second screen mobile accessories business demands that considerable detail about our innovative products be exposed to competitors. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using technology that incorporate the challenged intellectual property;
- require us to redesign our products, if feasible;
- divert management's attention and resources; and
- require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

Operational risks. Supply chain matters are not entirely controllable. First, component vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

Team risks. Our core strategic team is small, consisting of two co-founders, but our key activities (e.g., R&D and operations) are presently outsourced to third parties, though closely managed. The two co-founders have developed a collegial and effective working relationship through nearly 10 years of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Financial risks. The mobile accessories market is subject to macroeconomic pressures. In an economic down-turn, accessories may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Indebtedness of the Issuer. See attached financial documents.

Risks Associated with an Investment in Securities

Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 617,284 Shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.

- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.

- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.

- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

[*Remainder of Page Intentionally Left Blank*]

DESCRIPTION OF BUSINESS

The Company

popSLATE Media Inc., d/b/a popSLATE, was organized on October 27, 2012, as a Delaware "C" Corporation. The Company's headquarters is located 1059 East Meadow Circle, Palo Alto, California 94303.

Primary Contact

Yashar Behzadi
(858) 335-1443
yashar@popslate.com
1059 East Meadow Circle, Palo Alto, CA 94303

Website

Our website is www.popslate.com.

The location on our website where investors will be able to find our annual report is www.popslate.com/#investors. The date by which such report will be available on our website is within 120 days of our fiscal year end of MM/DD.

Business Overview

popSLATE is pioneering the always-on mobile experience. By combining highly personalized content channels with ultra-thin, low-power screens that can be embedded anywhere, popSLATE is creating a new 24/7 high-value channel to the mobile consumer. popSLATE puts the back of your phone to work and brings together the best of a smartwatch, battery case and eReader, all in one integrated thin device.

- Transforms the high-value and unused real-estate of the back of the phone into an always-on screen for information, media & content.

- Reduces necessary front-side unlocks and complements existing front-side experience

- Software and content continually expand the utility and value of the second screen creating high margin revenue opportunities

Market Opportunity

popSLATE is a differentiated new entrant in the giant $50B+ mobile accessory space. The initial target demographic is the productivity-focused Apple consumer who will serve as technology trendsetters. The company's current product combines the best of a smart-watch, battery case & eReader into one superthin elegant device to meet the demands of this early adopter population. As strong evidence of product-market fit, the popSLATE 2 for the iPhone 6 family has already garnered over $1M in pre-sales in the first month. The company plans to expand into tier 1 US retailers with its iPhone 7 portfolio in early

2017. The company has a staged business model in which hardware based revenue is complemented over time with increasing content based revenue streams, expected to reach $20-25/user in 2017.

Competitive Environment

popSLATE pioneered the smart second screen, and we remain the thought leaders in this space. We were the first to claim the concept with our Indiegogo campaign in late November 2012.

A few months later, Yotaphone announced the YotaPhone 1, an integrated, dual-screen, Android handset (all in a single housing, as opposed to our case-based product). In 2015, Yota subsequently shipped YotaPhone 2 in Europe and Asia, and Yotaphone 3 is known to be in the works for release later this year. Additionally, Chinese integrated handset knock-offs of YotaPhone were announced by Oukitel, Siswoo, and Huateng for the Asia market. As discussed below, these integrated handset products pose little direct competition to popSLATE.

In 2014, Singaporean company Oaxis marketed the first case-based knock-off of the popSLATE concept, InkCase for iPhone 5 (and InkCase for certain Android handsets), primarily in Asia. In 2015 they announced InkCase for iPhone 6, but have failed to ship the product well beyond announced shipping dates (originally scheduled for spring, 2015). As discussed below, their product and user experience are very inferior to popSLATE's.

Given overlapping functionality with e-readers, smartwatches and battery cases, we presently view them as "latent" competition.

Indirect competition:

Yota phone is a Russian-made, Android, integrated handset with dual screens. The product comprises sleek, well-designed hardware and extensive software that is fully integrated with the Android user experience. popSLATE and Yota have two very different product concepts for the second screen (case-based vs. stand-alone phone). As a result, Yota faces a much tougher business equation than we do. They are asking the consumer to replace their favorite phone with a $500 Russian-made Android phone, in order to enjoy the benefits of a second screen; essentially, they are asking the consumer to pick their phone over an iPhone. The popSLATE proposition, on the other hand, is: substantially extend the experience of the world's most popular/premium phone by simply attaching a $99- $129 super-slim case.

Because of these differences, Yota currently represents more of a fellow traveler and co-creator of the smart second screen space, rather than competition. We know the Yota team well and have been tacitly co-promoting this fledgling market.

Direct competition:

At present, Oaxis' InkCase represents the only case-based smart second screen competition, and this competition is weak. In short, Oaxis' hardware is very low-quality, made of cheap, glass-based components that cannot survive a standard drop test. Their software experience is very limited and unsophisticated and clearly has not been conceived with the user in mind. (Their apps can bedownloaded from the App Store if you want to see how bad their UX actually is). popSLATE's v1 hardware, on the other hand, is very robust and was fully approved by Apple's rigorous MFi program, as will be v2. On the software front, we been obsessing for 3 years to develop a very considered second screen user experience that offers multiple points of value to the user.(As deep background, Fig. 1 compares our v1 product with Oaxis' InkCase, and you can see that our v1 product is far superior. Our v2 product has a more refined HW design and greatly expanded features, so the difference in quality and user experience becomes even more stark.)

Latent competition:

popSLATE subsumes the core features of a battery case (e.g, Mophie), a smartwatch (e.g., Pebble), and an e-reader (e.g., Kindle)—all in one attractively-priced, super-thin device on the back of the phone. Since this framing was explicitly rolled out for the first time during the recent Indiegogo campaign, we consider these products/companies latent competition.

Pebble. Compared to a Pebble ($79 and $149 for classic Pebble and Pebble Steel, respectively), popSLATE displays time and delivers notifications, news feeds, and dashboards to its phone-sized, 4.7" screen vs. the tiny Pebble 1" screen. This means that popSLATE clock faces are much larger (phone-sized) and more vivid. Also, large amounts of information, such as an ESPN box score or a summary of a news item, can be consumed in a single glance on popSLATE. Such information is very unsuitable for a Pebble, since it require tedious, line-by-line scrolling to view it.   In fairness, for very small volume information when one is on-the-go, such as a call notification, Pebble may offer a simpler user experience (twisting the wrist to view vs. pulling the phone out of a pocket to view the back).

Mophie. Relative to Mophie ($59-149), popSLATE offers extra phone power comparable to the entry-level Mophie. However, it also delivers all the benefits of the second screen.

Kindle. popSLATE also provides e-reader capabilities similar to an entry-level Kindle ($79), without having to carry an extra device and charger. It should be noted that popSLATE's content base is currently very limited, particularly as compared to a Kindle, although we anticipate that we will grow our content base considerably over 2016-17.

Unique popSLATE features. popSLATE offers certain features not available on any of these devices, including extended format news Feeds, always-on Lists, and an extensive application related to instant case customization that includes an in-app social network.

Intellectual Property and Strategy

The following IP assets are in place:

PS-001 Patent Application
Dynamically Changeable Decorative-Protective Accessory for a Mobile Computing Device
Application number: US 13/902,356; PCT/US13/42655
Filed: May 24th, 2013. Priority: US 61/651,120 (May 24th, 2012)
China PCT/US2013/042655

PS-004 Patent Application
Dynamically Changeable Decorative-Protective Accessory with Detachable Display Unit for a Mobile Computing Device
Application number: US 14/174,117; PCT pending.
Filed February 6th, 2014

Previous Exempt Offerings

The Company has conducted no other exempt offerings within the past three years.

Current Financial Condition

Note: Popslate Media, Inc. uses accrual accounting. As such, the company does not book pre-sales as revenue until the time of fulfillment, so the $1,091,002 in v2 product (popSLATE 2) pre-sales through April 15, 2016—the first 6 weeks of since product introduction—currently appear on the Balance Sheet only, as Cash (asset) and Product Deliverables (related liability). For clarity, the v2 product pre-sales and related custom acquisition costs are depicted alongside the 2016 P&L statement. Customer acquisition costs, which include web advertising and pre-sales platform fees, totaled $308,956, resulting in net receipts of $782,046.

Popslate is currently in a favorable cash position, with $1,034,118 in its bank accounts and $174,334 in receivables. Current assets total $2,182,873, with the main balances being $680,773 in inventory assets, $58,382 in manufacturing tooling, and $235,266 in prepaid expenses for hardware & software development (to secure resources at favorable rates). Current liabilities total $1,893,100, with the main balances representing Product Deliverables (pre-sold products) of $1,148,754, accounts payable of $204,010 (primary related to inventory financing), a line of credit balance of $531,724 (also related to inventory financing plus tooling). The resulting current ratio is 1.2. Long term liabilities consist entirely of convertible note-based financing totaling $3,400,000, which will convert to equity under certain scenarios, the most likely of which is a raise of $1,000,000 or more in Series A financing, through this Title III equity crowdfunding and/or subsequent equity financing rounds.

Consistent with an early-stage consumer electronics company, the company has been operating at a loss since inception (net losses of $805,512 in 2014, $1,518,634 in 2015, and $607,594 in 2016 to date). Operational capital has come primarily from investors, with a contribution of $286,335 in combined revenue in 2015-16 from the first-generation product (popSLATE 1). Pre-sales of popSLATE 2, the company's second-generation product, have been strong ($1,030,020 in the Month 1 and $60,782 through the first half of Month 2 so far, with fulfillment to customers anticipated later in the year. The majority of historical expenditure has been for platform & product development ($1,498,384), and other major categories of expenditure include marketing ($693,975), G&A ($459,201), and supply chain & sales operations ($370,961).

MANAGEMENT

Executive Management

The Company has put together a talented group of senior executives, directors and advisors. The following provides brief bios of our key officers, directors, and advisors.

Yashar Behzadi, PhD – President, CEO, and Chairman of the Board. Yashar leads platform development and overall company strategy. He created a new product category—the smart second screen—with the company's original product, popSLATE 1. He led the engineering team and established the supply chain infrastructure that designed and manufactured popSLATE 1 in high volume. During 8 years at Proteus Digital Health, Yashar built the world's first 'digital medicines' platform, consisting of ingestible sensors, pharmaceuticals, wearables and mobile applications, He has over 20 issued patents across hardware and software innovations. Yashar received a BS and a PHD in biomedical engineering from the University of California at San Diego. In high demand as a business and technology advisor within the connected hardware space, he currently serves as an external technical advisory board member at Accenture.

Greg Moon, MD, MBA – Treasurer, Secretary, CMO, and Director. Greg drives marketing and business development for the company. He successfully launched popSLATE 1 to global customers and created the narrative that defines this new category. More recently, Greg introduced popSLATE 2 to market, which generated more than $1M in pre-sales in the first month alone. During 8 years at Proteus Digital Health, he led the product strategy and team for two first-in-class 'digital medicines' offerings, then launched the first 'digital medicines' product in the United States. Across all of these activities, Greg has consistently developed strong relationships with customers and partners. He received a BS and MD from Stanford University, and later an MBA from the University of California at Berkeley. Among other advisory roles in the connected health industry, Greg previously served as a leadership board member for the World Economic Forum's Workplace Wellness Alliance.

Executive Officers and Directors

Chief Executive Officer, President; Chairman: Yashar Behzadi
Chief Marketing Officer, Treasurer, Secretary; Director: Greg Moon

Major Shareholders

Provided in capitalization table in memorandum summary.

Number of Employees

The only full time employees are CEO Yashar Behzadi and CMO Greg Moon. In addition to the two full time employees, the Company uses third party staffers to assist in various departments, as follows:

Software Developers: 4
Hardware Developers: 4
Mechanical Engineers: 1
Manufacturing/Operations: 2
Customer Support: 1
Customer Acquisition: 1

Certain Relationships and Related Transactions

Tandem Capital owns more that 5% of the Company, and recently provided a follow-on investment of $100K (>5% of capital raised in the past 12 months) in the form of a convertible note.

Conflicts of Interest

Potential conflicts of interest may arise in the course of our operations involving any member of management's interest, as well as their respective interests in other potential unrelated activities. The Company does not have any formally documented procedures to identify, analyze or monitor conflicts of interest.

All investment opportunities on VENTURE.co, the online platform promoting the offerings, are managed by VENTURE.co, Burlington, a FINRA and SIPC member broker dealer. All content that is displayed on the investment opportunities has been reviewed by a principal (series 24) and due diligence has been conducted on the underlining information. Kyle Clark, as an executive of Venture.co Brokerage Services and concurrently as a registered person promoting [Marketing Name] or any other raise carries no conflict of interest (other than an interest in the success of the offering) as the VENTURE.co platform is simply used as an extension of the brokerage marketing activities. VENTURE.co does not charge people to register, promote or utilize the platform and has no benefit from successful or unsuccessful raises or solicitations from investors. Kyle Clark attempts to provide a fair and balanced presentation of each offering according to the codes of conduct.

Litigation

The Company is not presently a party to any material litigation that threatens its business, nor to the knowledge of management is any litigation threatened against the Company, which may materially affect the business of the Company or its assets.

Transfer Agent and Registrar

The Company will act as its own transfer agent and registrar for the Shares issued hereby.

MARKET PRICE OF SHARES AND RELATED INTEREST HOLDER MATTERS

The offering price of the securities to which the Memorandum relates has been arbitrarily established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934. Our Shares have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their securities, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted and the investors' rights to sell or transfer their interests are severely limited.

DESCRIPTION OF SECURITIES

General

Pursuant to the Certificate of Incorporation, the Company is authorized to issue up to 10,000,000 shares of capital stock consisting of 10,000,000 shares of Common Stock, $0.0001 par value per share. As of the date of this Memorandum, we have issued a total of 6,172,840 shares of our voting Common Stock, and no other securities.

A summary description of certain terms and provisions of the Shares is provided in the section entitled "MEMORANDUM SUMMARY—The Offering" above. Such description does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in the Company's certificate of incorporation and the Company's bylaws (together, the "charter documents"), as well as the Subscription Agreement for the Shares. All of such documents have or will be made available upon written request to prospective investors, each of whom is responsible for reviewing and understanding such documents.

Common Stock

The Company's authorized capital stock consists of 10,000,000 shares of common stock ("Common Stock") at $0.0001 par value per share. The board of directors of the Company have further authorized that of the 10,000,000 shares of Common Stock, 617,284 shares shall be non-voting convertible shares that convert to shares of voting Common Stock on a one share-for-one share basis upon the Qualified Financing Trigger Event described above in this Memorandum. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Common Stock set forth in the charter documents as well as the terms of the Subscription Agreement and this Memorandum. The securities in this offering are convertible non-voting common stock.

Conversion to voting stock. The convertible non-voting Common Stock offered herein are convertible to voting Common Stock immediately upon the Qualified Financing Trigger Event on one share-for-one share basis. See "MEMORANDUM SUMMARY—Qualified Financing Trigger Event" above.

Dividends. Dividends upon the capital stock of the Company, if any, subject to the provisions of the certificate of incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the certificate of incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their sole discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors think conducive to the interests of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Restrictions on Transfer of Shares

a. Purchaser hereby agrees not to make any disposition of all or any portion of the Shares unless and until:

    i. There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

    ii. (A) The transferee has agreed in writing to be bound by the terms of Section 5 of this Agreement, (B) Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, (C) such disposition is made in accordance with the provisions of the Company's Bylaws, and (D) if reasonably requested by the Company, Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

b. The Company shall not be required (i) to transfer on its books any of the Shares or the Conversion Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement or set forth in the Company's Bylaws or (ii) to treat as the owner of such Shares or to accord the right to vote or to pay dividends to any transferee to whom such Shares shall have been so transferred.

c. Purchaser hereby agrees that Purchaser shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock or other securities of the Company held by Purchaser, including the Shares (the "*Restricted Securities*"), during the 180-day period following the effective date of a registration statement of the Company filed under the Securities Act (the "*Lock Up Period*") (or such longer period, not to exceed eighteen (18) days after the expiration of the 180-day period, as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711). Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the managing underwriter that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to Purchaser's Restricted Securities until the end of such period. The underwriters of the shares of the Company's stock are intended third party beneficiaries of this Section 5(c) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

Shareholders' Agreement; Subscription Agreement

Purchase of the Shares shall be made pursuant to the execution of the Shareholders' Agreement and a Subscription Agreement, which contain, among other things, certain representations and warranties by the subscribers and covenants reflecting the provisions set forth herein.

Not a Complete Description

The foregoing description of the Company's securities as well as references to the terms and provisions of the Company's charter documents, Shareholders' Agreement, and Subscription Agreement should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which may be furnished on reasonable request made to the Company at its principal office.

OTHER MATTERS

Certain Transactions

Isolated Offering Transactions

The Company, in its absolute discretion may carry out contemporaneous and/or additional subsequent offerings of its securities on terms and conditions it deems appropriate without notice to investors herein or other stakeholders, subject to applicable securities laws.

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USE OF PROCEEDS

The Company anticipates that it needs approximately $1,000,000 in order to fund the continued development of popSLATE through at least 2017. Toward that end, the Company seeks to raise a maximum of $1,000,000 from the sale of the Shares in this Offering. The minimum raise amount will be $250,000.

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The principal use of proceeds of this Offering is subject to the broad discretion of management and the board of directors, but will include funding and continued development of popSLATE products, sales and marketing, general working capital, and other general corporate purposes.

The following table reflects our anticipated estimated use of proceeds:

Category	Estimated Dollar Amount (Min. Raise)	Percentage of Proceeds	Estimated Dollar Amount (Max. Raise)	Percentage of Proceeds
Offering Costs Including Commissions	$22,500	9.0%	$90,000	9.0%
Misc. Offering Costs (Legal & Accounting)	$3,500	1.4%	$3,500	0.4%
Research and Development	$133,864	53.5%	$541,730	54.2%
Marketing	$36,163	14.5%	$146,347	14.6%
G&A	$32,019	12.8%	$129,579	13.0%
Operations	$21,954	8.8%	$88,844	8.9%
TOTAL	$250,000	100%	$1,000,000	100%

The Company's use of proceeds may differ materially from the foregoing as a result of changing conditions and as deemed appropriate in the absolute discretion of management. Therefore, we reserve broad discretion in the use of proceeds and the right to alter the use of proceeds of this Offering without notice in the interest of the Company.

FINANCIAL INFORMATION

This Memorandum contains forward-looking statements. These statements are based on the Company's current expectations about the businesses and the markets in which it operates. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties or other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties and costs related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Memorandum.

Results of Operations

As of 2016, the Company had only limited cash in connection with start-up activities. The Company will need additional working capital requirements to finance future operations.

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Financial Projections

popSLATE		CY16		CY17		CY18
		Forecast		Forecast		Forecast
TOTAL GROSS UNITS		20,900		124,145		434,508
Returns		(418)		(2,483)		(8,690)
TOTAL NET UNITS		20,482		121,662		425,817
ASP		99.0		79.4		71.5
GROSS REVENUE	$	2,069,100	$	9,862,088	$	31,065,576
TOTAL REVENUE ADJUSTMENTS		(165,528)		(788,967)		(2,485,246)
%		-8%		-8%		-8%
NET REVENUE		1,903,572		9,073,121		28,580,330
MATERIAL MARGIN	$	1,001,482	$	4,003,042	$	12,609,581
%		52.6%		44.1%		44.1%
TOTAL OCOGS	$	288,021	$	1,209,372	$	3,133,472
%		15%		13%		11%
GROSS MARGIN	$	713,461	$	2,793,670	$	9,476,108
%		37%		31%		33%
Research & Development	$	716,363	$	1,197,543	$	1,645,815
Sales	$	-	$	432,216	$	875,924
Marketing	$	193,523	$	556,951	$	1,140,256
G&A	$	171,350	$	418,698	$	834,471
TOTAL OPEX	$	1,081,236	$	2,605,408	$	4,496,466
%		57%		29%		16%
OPERATING INCOME	$	(367,775)	$	188,262	$	4,979,642
%		-19%		2%		17%

Financial documents available on VENTURE.co contain complete pro-forma financial statements for the first three years of the Company's operations. These pro-forma financial statements have been prepared on the assumption that a total of $1,000,000 will be raised.

ADDITIONAL INFORMATION

Yashar Behzadi, the Company's CEO will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. Mr. Behzadi can be reached by telephone at 858-335-1443, or by e-mail at yashar@popslate.com.

Kyle Clark, the Registered Principal of the Broker Dealer will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. The Mr. Clark can be contacted by telephone at (802) 338-1876.

You should rely only on the information contained in this Memorandum. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Memorandum is accurate as of the date on the front cover of this Memorandum only. Our business, financial condition, results of operations and prospects may have changed since that date.

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